    As filed with the Securities and Exchange Commission on November 12, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                        NABORS INDUSTRIES, INC. (issuer)
                       NABORS INDUSTRIES LTD. (guarantor)

                       (Name of Subject Company (issuer))

                        NABORS INDUSTRIES, INC. (issuer)
                       NABORS INDUSTRIES LTD. (guarantor)

                        (Name of Filing Person (offeror))

                 ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023

                         (Title of Class of Securities)

                                   629568AK2
                                   629568AJ5
                      (CUSIP Number of Class of Securities)

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                RONALD C. BARUSCH
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)                                    AMOUNT OF FILING FEE
     $700,000,000                                                 $88,690.00

(a) Determined pursuant to Rule 0-11(b)(1) of the Securities and Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for Nabors Industries, Inc.'s Zero Coupon Senior Exchangeable Notes Due 2023 (the "Old Securities"), guaranteed by Nabors Industries Ltd., assuming that all outstanding Old Securities are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the maximum aggregate price at which Old Securities are proposed to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]      third party tender offer subject to Rule 14d-1        [ ]       going-private transaction subject to Rule l3e-3
[x]      issuer tender offer subject to Rule 13e-4             [ ]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Issuer Tender Offer Statement on Schedule TO relates to an offer (the "Exchange Offer") by Nabors Industries, Inc., a Delaware corporation (the "Company") and the Company's parent, Nabors Industries Ltd., a Bermuda exempted company ("Nabors" and, together with the Company, the "Offerors") to exchange $1,000 principal amount of the Company's Series B Zero Coupon Senior Exchangeable Notes Due 2023 (the "New Securities"), guaranteed by Nabors, for each $1,000 principal amount of validly tendered and accepted outstanding of the Company's Zero Coupon Senior Exchangeable Notes Due 2023 (the "Old Securities"), guaranteed by Nabors.

         The Exchange Offer is made upon the terms and subject to the conditions contained in the offering circular dated November 12, 2004 (as may be amended and supplemented from time to time, the "Offering Circular") and the related Letter of Transmittal, which are incorporated herein by reference.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

         The information under the heading "Summary Term Sheet" in the Offering Circular is incorporated herein by reference in response to this Item 1.

ITEM 2. SUBJECT COMPANY INFORMATION.

         The information under the heading "Summary Term Sheet" in the Offering Circular is incorporated herein by reference in partial response to this Item 2. The Old Securities are traded on the PORTAL market. Set forth below are the high and low closing prices as a percentage of principal amount for the Old Securities for each quarterly period for each fiscal quarter since the Old Securities were first issued on June 10, 2003 (i.e., from June 10, 2003 to November 5, 2004) in each case, as quoted by Bloomberg L.P.

                                                                           HIGH            LOW
         YEAR ENDING ON DECEMBER 31, 2004
         4th Quarter (from October 1 through November 5, 2004) ..........  96.75          92.00
         3rd Quarter ....................................................  95.63          89.88
         2nd Quarter ....................................................  96.38          89.88
         1st Quarter ....................................................  97.38          91.00

         YEAR ENDING ON DECEMBER 31, 2003
         4th Quarter ....................................................  92.00          87.75
         3rd  Quarter ...................................................  86.46          92.85
         2nd  Quarter (from June 10, 2003 through June 30, 2003) ........  92.65          97.57

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         The information under the heading "Summary Term Sheet" in the Offering Circular is incorporated herein by reference in response to this Item 3. The Offerors constitute the filing person.

         The names of the executive officers and directors of the Offerors who are the persons specified in Instruction C to Schedule TO are set forth below:

         EXECUTIVE OFFICERS:

         NABORS INDUSTRIES, INC.

         Eugene M. Isenberg, Chairman
         Anthony G. Petrello, President & Chief Operating Officer
         Bruce P. Koch, Vice President - Finance & Chief Financial Officer Christopher Papouras, Secretary

         The address of each of the above officers is: 515 West Greens Road, Suite 1200, Houston, Texas 77067.

         NABORS INDUSTRIES LTD.

         Eugene M. Isenberg, Chairman & Chief Executive Officer
         Anthony G. Petrello, Deputy Chairman, President & Chief Operating
         Officer
         Bruce P. Koch, Vice President & Chief Financial Officer
         Daniel McLachlin, Vice President - Administration & Secretary

         The address of each of the above officers is: 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados.

         DIRECTORS:

         NABORS INDUSTRIES, INC.

         Malcolm Calkins
         Christopher Papouras
         Anthony G. Petrello

         The address of each of the above directors is: 515 West Greens Road, Suite 1200, Houston, Texas 77067.

         NABORS INDUSTRIES LTD.

         Eugene M. Isenberg
         Alexander M. Knaster
         James L. Payne
         Anthony G. Petrello
         Hans W. Schmidt
         Myron M. Scheinfeld
         Jack Wexler
         Martin J. Whitman

         The address of each of the above directors is: 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados.

ITEM 4. TERMS OF THE TRANSACTION.

         The information under the headings "Material Differences Between the Old Securities and the New Securities," "The Exchange Offer," "Description of the New Securities" and "Certain Material United States Federal Income Tax Consequences" in the Offering Circular is incorporated herein by reference in response to Item 4. No Old Securities are to be purchased from any officer, director or affiliate of the Company.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information under the headings "Summary Term Sheet" and "The Exchange Offer" in the Offering Circular is incorporated herein by reference in response to this Item 6.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information under the headings "Summary Term Sheet" and "Recent Developments" in the Offering Circular is incorporated herein by reference in response to this Item 7.

         The consideration for the Old Securities to be purchased by the Company is the issuance of $1,000 principal amount of New Securities for each $1,000 principal amount of Old Securities. The total consideration required to purchase all of the outstanding Old Securities is $700 million principal amount of New Securities.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a)(1) The information from pp. 68 to 107 of Exhibit 13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 of Nabors Industries Ltd. is incorporated herein by reference in partial response to this
Item 10.

         (a)(2) The information on pages 2 through 24 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 of Nabors Industries Ltd. is incorporated herein by reference in partial response to this Item 10.

         (a)(3) The information in the Offering Circular under the heading "Ratios of Earnings to Fixed Charges" is incorporated herein by reference in partial answer to this Item 10.

         (a)(4) At September 30, 2004, our book value per share was $18.59.

ITEM 11. ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

         (1)      None.

         (2) The Offerors are required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Securities will be issued.

         (3)      Not applicable.

         (4)      Not applicable.

         (5)      Not applicable.

(b)    Other Material Information.    None.

ITEM 12. EXHIBITS.

EXHIBIT NO.                                                      DESCRIPTION
-----------       --------------------------------------------------------------------------------------------------
(a)(1)(i)         Offering Circular, dated November 12, 2004.
(a)(1)(ii)        Letter of Transmittal dated November 12, 2004.
(a)(1)(iii)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 12, 2004.
(a)(1)(iv)        Letter to Clients, dated November 12, 2004.
(a)(1)(v)         Notice of Guaranteed Delivery, dated November 12, 2004.
(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)       Press Release of Nabors Industries Ltd., dated November 12, 2004.
(a)(2)            None.
(a)(3)            None.
(a)(4)            None.
(a)(5)            None.
(b)               None.
(d)               Indenture of Nabors Industries, Inc. as Issuer and Nabors Industries Ltd. as Guarantor for the New
                  Securities.
(g)               None.
(h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Nabors Industries, Inc.


                                                     By: /s/ Bruce P. Koch
                                                        ------------------------
                                                        Name: Bruce P. Koch
                                                        Title: Vice President -
                                                               Finance & Chief
                                                               Financial Officer


Dated:  November 12, 2004

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Nabors Industries Ltd.


                                                     By: /s/ Daniel McLachlin
                                                        ------------------------
                                                        Name: Daniel McLachlin
                                                        Title: Vice President -
                                                               Administration &
                                                               Secretary


Dated:  November 12, 2004

                               INDEX TO EXHIBITS


EXHIBIT NO.                                                      DESCRIPTION
-----------       --------------------------------------------------------------------------------------------------
(a)(1)(i)         Offering Circular, dated November 12, 2004.
(a)(1)(ii)        Letter of Transmittal dated November 12, 2004.
(a)(1)(iii)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated November 12, 2004.
(a)(1)(iv)        Letter to Clients, dated November 12, 2004.
(a)(1)(v)         Notice of Guaranteed Delivery, dated November 12, 2004.
(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)       Press Release of Nabors Industries Ltd., dated November 12, 2004.
(a)(2)            None.
(a)(3)            None.
(a)(4)            None.
(a)(5)            None.
(b)               None.
(d)               Indenture of Nabors Industries, Inc. as Issuer and Nabors Industries Ltd. as Guarantor for the New
                  Securities.
(g)               None.
(h)               None.